Advisor Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

VIA EDGAR TRANSMISSION

November 13, 2023

Ms. Emily Rowland
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:     Advisor Managed Portfolios (the “Trust”)
Securities Act Registration No: 333-270997
Ramirez Core Bond Fund
Ramirez Government Money Market Fund

Dear Ms. Rowland:
This correspondence is being filed in response to comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission on September 11, 2023, with respect to post-effective amendment No. 2 to the Trust’s registration statement on Form N-1A, which was filed on July 28, 2023 (the “Registration Statement”), for the purpose of adding the above-referenced two new series to the Trust (the “Funds”). For your convenience the comments have been reproduced below in bold typeface immediately followed by the Trust’s response.
As discussed with the Staff, the Ramirez Government Money Market Fund has added “Government” to its name and is referred to in this letter accordingly. An investment policy compliance with Rule 35d-1 under the Investment Company Act of 1940 (the “1940 Act”) has been added to the Fund’s registration statement.
Comment 1. Comments to disclosure in one location are applicable to all similar disclosures appearing in the Registration Statement. Please file the response to comments at least five days in advance of the effective date of the Registration Statement and send an email at the same time including a blackline reflecting changes made from the initial filing.
Response: The Trust has made all applicable changes throughout the Registration Statement. The Trust confirms that it will file this correspondence at least five days in advance of the effective date of the Registration Statement and that it will email a blackline of the Registration Statement reflecting changes made from the initial filing.
Comment 2. Please add the ticker symbol for each Fund on EDGAR.
Response: The Trust has added the ticker symbols for each Fund.
Ramirez Core Bond Fund
Comment 3. The Staff notes that the investment objective is missing. Supplementally, please provide the Fund’s final investment objective.
Response: The Trust represents that the Fund seeks to maximize total return.
Comment 4. The Staff notes that footnote 1 is not identified in the Fees and Expenses Table. If the Fund will impose a deferred sales charge, what share class does it apply to? If there is a deferred sales charge, please see Item 12 to Form N-1A for disclosure requirements.
Response: The Trust confirms that the Fund will not impose a deferred sales charge, and that footnote 1 to the Fees and Expenses Table has been deleted and the remaining footnotes renumbered.

Comment 5. Please confirm the expiration date of the expense limitation arrangement described in footnote 3 to the Fees and Expenses Table is at least one year from the effective date of the Registration Statement.
Response: The Trust confirms that the expiration of the expense limitation arrangement described in footnote 3 to the Fees and Expenses Table is at least one year from the effective date of the Registration Statement.
Comment 6. In footnote 3 to the Fees and Expenses Table, please insert the missing “of” in “the Board of Trustees (the “Board”) Advisor Managed Portfolios (the “Trust”).”
Response: The Trust has made the requested change.
Comment 7. If the Fund will impose a deferred sales charge, please revise the Example to include two examples, one showing if the investor redeemed their shares and the other showing if the investor did not redeem their shares during the periods shown.
Response: The Trust confirms that the Fund will not impose a deferred sales charge.
Comment 8. With regard to asset-backed securities disclosure in the “Principal Investment Strategies of the Fund” section, please clearly disclose the types of asset-backed securities the Fund may invest in, including whether the Fund can invest in CDOs and CLOs, agency, non-agency, non-investment grade, etc.
Response: The Trust has added the requested disclosure.
Comment 9. Please delete “or are of comparable quality as determined by the Adviser” from the second sentence of the second paragraph of the “Principal Investment Strategies of the Fund” section since the first sentence states that investments must be rated at the time of purchase by at least one major rating agency.
Response: The Trust has made the requested change.
Comment 10. Please specify any criteria as to maturity within the second paragraph of the “Principal Investment Strategies of the Fund” section.
Response: The Trust has added the requested disclosure.
Comment 11. Please summarize the criteria the Adviser uses to select investments for the Fund in the third paragraph of the “Principal Investment Strategies of the Fund” section, and explain in more detail in the corresponding Item 9 disclosure.
Response: The Trust has added the requested disclosure.
Comment 12. Within the opening narrative to the “Principal Risks” section, please delete the sentence referring to alphabetical order.
Response: The Trust has made the requested change.
Comment 13. In “Mortgage-Backed Securities and other Asset-Backed Securities Risk,” please disclose that non-agency and non-investment grade mortgage-backed securities can dramatically change overtime.
Response: The Trust has made the requested change.
Comment 14. In “U.S. Government Securities Risk,” please make the distinction clearer which U.S. government securities are guaranteed or backed by the full faith and credit of the U.S. Government.
Response: The Trust has made the requested change.
Comment 15. If the Fund invests in derivatives as a principal investment strategy, please add the applicable disclosure in the “Principal Investment Strategies of the Fund” section. The disclosure should be specific as to the types of derivatives the Fund principally invests in. Please include a corresponding set of principal risks.

Response: The Fund will not invest in derivatives as part of its principal investment strategy. Accordingly, references to derivatives, including the “Derivatives Risk” factor, have been removed from the prospectus.
Comment 16. If the Fund includes derivatives in the 80% policy, please disclose and supplementally confirm that the derivatives will be valued on a mark-to-market basis for purposes of compliance with the 80% policy.
Response: The Trust confirms that the Fund will not invest in derivatives.
Comment 17. Please add a Management Risk disclosure.
Response: The Trust has made the requested change.
Comment 18. Supplementally, please identify the broad-based index to which the Fund intends to compare its performance in the prospectus.
Response: The Fund’s expects to use the Bloomberg U.S. Aggregate Bond Index.
Ramirez Money Market Fund
Comment 19. Please confirm that the expiration date of the expense limitation arrangement described in footnote 2 to the Fees and Expenses Table is at least one year from the effective date of the Registration Statement.
Response: The Trust confirms that the expiration of the expense limitation arrangement described in footnote 2 to the Fees and Expenses Table is at least one year from the effective date of the Registration Statement.
Comment 20. The Staff notes that the Fund includes “Mortgage-Backed Securities and other Asset-Backed Securities risk.” Please include in the “Principal Investment Strategies of the Fund” section, disclosure about the Fund’s investments in mortgage-backed and other asset-backed securities.
Response: The Fund will not invest in mortgage-backed securities or other asset-backed securities. Accordingly, the risk disclosure has been removed.
Comment 21. Please specify the criteria of the securities’ maturity pursuant to Rule 2a-7 under the 1940 Act.
Response: The Trust has added the requested disclosure.
Comment 22. In response to Item 4, please define what a U.S. government security is for investor understanding, rather than simply referring to the 1940 Act.
Response: The Trust has made the requested change.
Comment 23. Within the opening narrative to the “Principal Risks” section, please delete the sentence referring to alphabetical order.
Response: The Trust has made the requested change.
Comment 24. Regarding “Prepayment Risk” under “Fixed Income Risks,” is prepayment risk applicable to the Fund? If not, please delete the risk disclosure.
Response: Prepayment risk is not a principal risk of the Fund and the Trust has removed the related disclosure.
Comment 25. Regarding “Mortgage-Backed Securities and other Asset-Backed Securities risk,” will the Fund invest in asset-backed securities? If not, please delete the disclosure regarding asset-backed securities.
Response: The Trust confirms that the Fund will not invest in mortgage-backed or asset-backed securities and has removed the requested disclosure.
Comment 26. Regarding “Mortgage-Backed Securities and other Asset-Backed Securities risk,” please delete any reference to private lenders or issuers since the “Principal Investment Strategies of the Fund” section only references U.S. Government securities.

Response: The Trust confirms that the Fund will not invest in mortgage-backed or asset-backed securities and has removed the requested disclosure.
Comment 27. Regarding “U.S. Government Securities Risk,” please make the distinction clearer as to which U.S. government securities are guaranteed or backed by the full faith and credit of the U.S. Government.
Response: The Trust has made the requested change.
Comment 28. Please move the “you could lose money” paragraph found at the end of the “Principal Risks” section to the beginning of the section.
Response: The Trust has made the requested change.
Comment 29. Supplementally, please identify the broad-based index to which the Fund intends to compare its performance in the prospectus.
Response: As a government money market fund, the Fund is not required to compare its performance to a broad-based index.
Item 9 Disclosures
Comment 30. The Item 9 section should provide more detailed disclosure than Item 4 section, but they are nearly identical. Please provide more detailed disclosure regarding each Fund’s principal investment strategies as required by Item 9 of Form N-1A. See IM guidance 2014-08.
Response: The Trust has made the requested change.
Comment 31. Please disclose that the 80% policy discussed in the “Principal Investment Strategies of the Ramirez Core Bond Fund” section may not be changed without 60 days’ prior written notice to shareholders.
Response: The Trust has made the requested change.
Comment 32. Regarding the “Principal Investment Strategies of the Ramirez Government Money Market Fund” section, please describe each of the conditions relating to maturity, portfolio diversification, portfolio liquidity and credit quality.
Response: The Trust has made the requested changes.
Comment 33. Please update the Principal Risks table if “Mortgage-Backed Securities and other Asset-Backed Securities Risk” is applicable to the Ramirez Government Money Market Fund.
Response: The Trust confirms that the Fund will not invest in mortgage-backed or asset-backed securities.
Comment 34. Regarding the “Mortgage-Backed Securities and other Asset-Backed Securities Risk,” please clarify which part of the risk is relevant to the Ramirez Government Money Market Fund versus the Ramirez Core Bond Fund.
Response: The Trust has made the requested change.
Statement of Additional Information
Comment 35. In the “Percentage Limitations” subsection of the “Investment Policies” section, please clarify in this discussion that the Ramirez Government Money Market Fund is limited in the types of investments it can make. Please also identify which types of securities the Fund can invest in.
Response: The Trust has made the requested change.
Comment 36. In the “Repurchase Agreements” subsection of the “Investment Policies” section, if the Ramirez Government Money Market Fund will engage in repurchase agreements that are collateralized with below investment grade securities, please state so. Please also define below investment grade securities as “junk bonds.” If repurchase agreements are principal investments for the Fund, please include in the Fund’s “Principal Investment Strategies of the Ramirez Government Money Market Fund” section of the Prospectus.
Response: The Trust notes that the principal investment strategy section of the Fund’s prospectus already states that the Fund will invest in repurchase agreements. The Trust has made other requested changes.
Comment 37. Regarding the “Repurchase Agreements” subsection of the “Investment Policies” section, please tailor the disclosure for what each Fund will invest in.
Response: The Trust has made the requested changes.
Comment 38. Regarding the “Debt Securities” subsection of the “Investment Policies” section, separately identify which types of debt securities apply to the Ramirez Government Money Market Fund versus the Ramirez Core Bond Fund.
Response: The Trust has made the requested change.
Comment 39. Regarding the “Foreign Investments” and “Emerging Markets” subsections of the “Investment Policies” section, please include in the “Principal Investment Strategies” of the Prospectus the types of foreign and emerging markets investments in which each Fund will invest. Please also include the applicable principal risk disclosures in each Fund’s “Principal Risk” section of the Prospectus.
Response: The Trust confirms that foreign investments and investments in emerging market securities are not principal strategies of the Fund but the Fund may make investments on a non-principal basis.
Comment 40. Regarding the “Illiquid Investments and Restricted Securities” of the “Investment Policies” section, please define “RAM Money Market Fund.”
Response: The Trust has changed the reference to “Ramirez Government Money Market Fund.”
Comment 41. Regarding the “Illiquid Investments and Restricted Securities”subsection of the “Investment Policies” section, please consider whether implications of Rule 2a-7 should be discussed in the first paragraph.
Response: The Trust has added disclosure in response to the comments..
If you have any questions or comments, please feel free to contact me at 626-914-7372.
Sincerely,
/s/ Scott Resnick
Scott Resnick
Secretary
Advisor Managed Portfolios